                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                 LEARONAL, INC.
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                   522016104
                                 (CUSIP Number)

                                 ROBERT P. VOGEL
                              ROHM AND HAAS COMPANY
                           100 Independence Mall West
                        Philadelphia, Pennsylvania 19106
                                 (215) 592-3000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a Copy to:

                                WILLIAM G. LAWLOR
                             DECHERT PRICE & RHOADS
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                        Philadelphia, Pennsylvania 19103
                                 (215) 994-4000

                                December 20, 1998
             (Date of Event which Requires Filing of this Statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

             Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO. 522016104                                         Page 1 of 11 Pages
-------------------------------------------------------------------------------

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            ROHM AND HAAS COMPANY

            I.R.S. ID NO. 23-1028370
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                   (b) / /
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3           SEC USE ONLY
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4           SOURCE OF FUNDS*
            WC, BK
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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               / /
-------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
            NUMBER OF               7           SOLE VOTING POWER
               SHARES
          BENEFICIALLY                          100
            OWNED BY            -----------------------------------------------
                EACH
           REPORTING                8           SHARED VOTING POWER
         PERSON WITH
                                                3,554,737**
                                -----------------------------------------------

                                    9           SOLE DISPOSITIVE POWER

                                                100
                                -----------------------------------------------
                                    10          SHARED DISPOSITIVE POWER

                                                3,702,464**
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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        3,702,464**
-------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                     / /
-------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.3%**
-------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------
            ** See the "Introduction" and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Option Agreement dated December 20, 1998, by and among Rohm and Haas Company, Lightning Acquisition Corp. and certain stockholders of the Issuer.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 522016104                                         Page 3 of 11 Pages
--------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            LIGHTNING ACQUISITION CORP.

            I.R.S. ID NO. 51-0386069
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            WC, BK
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            / /
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------------------------------------------------------------------
            NUMBER OF               7           SOLE VOTING POWER
             SHARES
          BENEFICIALLY                          100
            OWNED BY                --------------------------------------------
             EACH
           REPORTING                8           SHARED VOTING POWER
         PERSON WITH
                                                3,554,737**
                                    --------------------------------------------
                                    9           SOLE DISPOSITIVE POWER

                                                100
                                    --------------------------------------------
                                    10          SHARED DISPOSITIVE POWER

                                                3,702,464**
--------------------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,702,464
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                 / /
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.3%**
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PESON*

            CO
--------------------------------------------------------------------------------
            ** See the "Introduction" and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Option Agreement dated December 20, 1998, by and among Rohm and Haas Company, Lightning Acquisition Corp. and certain stockholders of the Issuer.

                                  SCHEDULE 13D

            This statement on Schedule 13D (this "Statement") relates to the offer by Lightning Acquisition Corp., a New York corporation ("Purchaser") and a wholly owned subsidiary of Rohm and Haas Company, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (individually, a "Share" and collectively, the "Shares"), of the Issuer (as defined below), at $34.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 1998 (the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (2), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (3) (which, as amended or supplemented from time to time, together constitute the "Offer").

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to shares of the common stock, par value $1.00 per share, of LeaRonal, Inc. (the "Issuer"), a New York corporation, with its principal executive offices at 272 Buffalo Avenue, Freeport, New York 11520. The information set forth in the "Introduction" of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Purchaser and Parent. The information set forth in the "Introduction" and "Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference. The information set forth in Items 2(a)-(c), 4 and 6 of the Schedule 13G filings of John C. Haas, John O. Haas, Thomas Willaman Haas and William David Haas, filed with the Securities and Exchange Commission on February 13, 1998, is hereby incorporated by reference.

         During the last five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons referred to in the preceding paragraph (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in the "Introduction" and "Sources and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information set forth in the "Introduction," "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters," "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin

Regulations" and "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in the "Introduction," "Certain Information Concerning Parent and Purchaser," "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Background of the Offer; Contacts with the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in the "Introduction," "Sources and Amount of Funds," "Background of the Offer; Contacts with the Company," "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(1)      Filing Agreement, dated December 23, 1998.

(2)      Offer to Purchase, dated December 23, 1998.*

(3)      Letter of Transmittal.*

(4)      Notice of Guaranteed Delivery.*

(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(6) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(8)      Press Release dated December 21, 1998.*

(9)      Press Release dated December 23, 1998.*

(10)     Summary Advertisement.*

(11) Agreement and Plan of Merger, dated as of December 20, 1998, by and among Parent, Purchaser and the Company.*

(12) Confidentiality Agreement, dated as of October 21, 1998, by and between Parent and the Company.*

(13) Tender and Option Agreement, dated as of December 20, 1998, by and among Parent, Purchaser and certain stockholders of the Company.*

(14)     Form of Employment Agreement, dated as of December 20, 1998.*

* Incorporated by reference to the Schedule 14D-1 filed the date hereof by the Parent and Purchaser.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct. In executing this Statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this Statement is being filed on behalf of each of the reporting persons herein.

Dated: December 23, 1998               ROHM AND HAAS COMPANY

                                       By: /s/ Robert P. Vogel
                                          -------------------------------
                                       Name:  Robert P. Vogel
                                       Title: Vice President and General Counsel


                                       LIGHTNING ACQUISITION CORP.

                                       By: /s/ Michael S. Foster
                                          -------------------------------
                                       Name:  Michael S. Foster
                                       Title: Vice President

                                  EXHIBIT INDEX




No.         Description
---         -----------

(1)         Filing Agreement, dated December 23, 1998.

(2)         Offer to Purchase, dated December 23, 1998.*

(3)         Letter of Transmittal.*

(4)         Notice of Guaranteed Delivery.*

(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(6) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(8)         Press Release dated December 21, 1998.*

(9)         Press Release dated December 23, 1998.*

(10)        Summary Advertisement.*

(11) Agreement and Plan of Merger, dated as of December 20, 1998, by and among Parent, Purchaser and the Company.*

(12) Confidentiality Agreement, dated as of October 21, 1998, by and between Parent and the Company.*

(13) Tender and Option Agreement, dated as of December 20, 1998, by and among Parent, Purchaser and certain stockholders of the Company.*

(14)        Form of Employment Agreement, dated as of December 20, 1998.*

* Incorporated by reference to the Schedule 14D-1 filed the date hereof by the Parent and Purchaser.